UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.____ )*

                       Algorhythm Technologies Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   015868 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       David Bawarsky, 4330 NW 207th Drive, Miami, FL 33055 (305)625-2332
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 14, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                       SCHEDULE 13D
---------------------------------------                   -----------------------------------------
CUSIP No. 015868 10 2                                                 Page 2 of 4  Pages
---------------------------------------                   -----------------------------------------
---------------------------------------------------------------------------------------------------
1        | NAME OF REPORTING PERSON
         | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         |
         | David Bawarsky
         | SS# ###-##-####
--------------------------------------------------------------------------------------------------
2        | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)|_|
         |                                                                                  (b)|_|
--------------------------------------------------------------------------------------------------
3        | SEC USE ONLY
         |
--------------------------------------------------------------------------------------------------
4        | SOURCE OF FUNDS*
         |
         |                        00
         |
--------------------------------------------------------------------------------------------------
5        | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         |
--------------------------------------------------------------------------------------------------
6        | CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         | United States of America
--------------------------------------------------------------------------------------------------
     Number of     |    7       SOLE VOTING POWER        2,725,889 Shares
       Shares      |
    Beneficially   |------------------------------------------------------------------------------
      Owned by     |    8       SHARED VOTING POWER
        Each       |
     Reporting     |------------------------------------------------------------------------------
       Person      |    9       SOLE DISPOSITIVE POWER   2,725,889 Shares
        With       |
               |   |------------------------------------------------------------------------------
                   |   10       SHARED DISPOSITIVE POWER
---------------------------------------------------------------------------------------------------
11       | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         |          2,725,889 Shares
         |
--------------------------------------------------------------------------------------------------
12       | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
         |
--------------------------------------------------------------------------------------------------
13       | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |          30.6%
--------------------------------------------------------------------------------------------------
14       | TYPE OF REPORTING PERSON*
         |
         |          IN
         |
--------------------------------------------------------------------------------------------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

CUSIP No. 015868 10 2                                         Page 3 of 4 Pages


ITEM 1. SECURITY AND ISSUER

      Common stock, Algorhythm Technologies Corporation, (formerly known as DigiMedia USA, Inc. and thereafter Nitros Franchise Corporation).


ITEM 2. IDENTITY AND BACKGROUND


      a.    David Bawarsky

      b.    6184 Vista Linda Lane, Boca Raton, FL 33433


      c. President and CEO of Issuer, 4330 NW 207th Drive, Miami, FL 33055 and President of Telephonetics International Inc. 4330 NW 207th Drive, Miami, FL 33055, a company which develops, markets and manufactures products for audio, video and multimedia related industries.


      d.    no

      e.    no

      f.    U.S.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The shares were acquired as part of a merger of the Issuer with Nitros Franchise Corp. After the merger the Issuer changed its name to Nitros Franchise Corporation.


ITEM 4. PURPOSE OF THE TRANSACTION

      The shares were obtained for control of the Issuer and for investment.

      a.    Additional shares may be acquired for investment putsposes.

      b.    no

      c.    no

      d. Upon the merger referred to in Item 3, Mr. Bawarsky was appointed President ana CEO (he was a director); Alan Kvares was appointed a director and Secretary and Jason Sherman was appointed a director and Vice President.


      e.    no

      f.    no

CUSIP No. 015868 10 2                                         Page 4 of 4 Pages


      g.    no

      h.    no

      i.    no

      j.    no


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      a.    2,725,889  shares -  30.6%,  includes  option  to  purchase  300,000 shares.

      b.    Mr.  Bawarsky  hs sole  voting and  dispositive  power of  2,725,889 shares.

      c. On May 14, 1997 Mr. Bawarsky received 2,400,889 shares as a result of the merger of the Issuer, then known as DigiMedia USA, Inc. with Nitros Franchise Corporation. The Issuer subsequently changed its name to Nitros Franchise Corporation. On May 14, 1997 Mr. Bawarsky gifted 25,000 shares to a relative and disclaims any beneficial interest in those shares.

      d.    none

      e.    n/a


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      none

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Agreement and Plan of Merger between DigiMedia USA, Inc. and Nitros Franchise Corporation.

SIGNATURE
---------

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  June 9, 1997
                                          By:    /s/ David Bawarsky
                                             -----------------------------------
                                          Name:  David Bawarsky